UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

VOXX INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	0-28839 (Commission File Number)
13-1964841 (IRS Employer Identification No.)
2351 J Lawson Blvd., Orlando, Florida (Address of principal executive offices)	32824 (Zip Code)
Loriann Shelton (631) 231-7750 (Name and telephone number, including area code, of the person to contact in connection with this report)

Registrant's telephone number, including area code (800) 645-7750

180 Marcus Boulevard
Hauppauge, NY 11788
(Former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of VOXX International Corporation's Conflict Minerals Report for the year ended December 31, 2015 is provided as Exhibit 1.01 hereto and is publicly available at http://www.voxxintl.com/sec.cfm.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VOXX International Corporation (Registrant)

Date: May 31, 2016
BY: /s/ Patrick Lavelle
Patrick Lavelle
President and
Chief Executive Officer